October 29, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Sonia Gupta Barros

Re:          Lightstone Value Plus Real Estate Investment Trust, II, Inc.
Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 3 to Registration Statement on Form S-11 Filed on September 27, 2010
File No. 333-151532

Dear Ms. Barros:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust, II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 4, 2010 (the “Comment Letter”), with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the registration statement on Form S-11 filed by the Company with the Commission on September 27, 2010 (No. 333-151532).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Pre-Effective Amendment No. 2 (“Amendment No. 2”).  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

General

1.
We note that your base prospectus is dated April 24, 2009 and that you have included two supplements to the base prospectus, resulting in multilayered disclosures.  Please tell us what consideration you have given to updating your base prospectus and providing one consolidated supplement.

We advise the Staff that the Company has consolidated its supplements into a single Supplement No. 9, which is being filed with this Amendment No. 2.

2.
Please discuss your experience with redemptions during the fiscal year ended December 31, 2009 and the six months ended June 30, 2010.  Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled and the average price of the shares redeemed.

We advise the Staff that the required disclosure has been added to page S-48 of Amendment No. 2.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

October 29, 2010

Status of Our Public Offering, page S-2

3.	Please disclose the amount of shares remaining to be offered and the end date of the offering in this section.

We advise the Staff that the required disclosure has been added to page S-1 of Amendment No. 2.

Specific Investments, page S-11.

4.	Please disclose the loan-to-value ratio of your recent mortgage loan acquisition.

We advise the Staff that the required disclosure has been added to page S-29 of Amendment No. 2.

Financial Condition, Liquidity and Capital resources, page S-24.

5.
Please tell us if all the fees incurred by your advisor and its affiliates for the year ended December 31, 2009 and the six months ended June 30, 2010 are reflected in the table on page S-26.  Please also disclose if any fees have been incurred but remain unpaid.

We advise the Staff that all the fees incurred by our advisor and its affiliates for the year ended December 31, 2009 and the six months ended June 30, 2010 are reflected in the table on page S-45 of Amendment No. 2.  Additionally, the required disclosure has been added to page S-44 of Amendment No. 2.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.